NSTAR Electric Company and Subsidiary					Exhibit 12
Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Thousands of Dollars)	2015	2014	2013	2012	2011
Earnings, as defined:
Net income	$344,542	$303,088	$268,546	$190,242	$252,494
Income tax expense	228,044	201,981	172,866	123,966	165,686
Equity in earnings of regional equity investees	(343)	(408)	(550)	(412)	(501)
Dividends received from regional equity investees	-	-	344	286	676
Fixed charges, as below	80,536	82,503	73,115	72,364	76,219
Less: Interest capitalized (including AFUDC)	(1,980)	(2,027)	(511)	(259)	(185)
Total earnings, as defined	$650,799	$585,137	$513,810	$386,187	$494,389

Fixed charges, as defined:
Interest expense	$75,347	$77,878	$70,383	$70,054	$69,427
Rental interest factor	3,209	2,598	2,221	2,051	6,607
Interest capitalized (including AFUDC)	1,980	2,027	511	259	185
Total fixed charges, as defined	$80,536	$82,503	$73,115	$72,364	$76,219

Ratio of Earnings to Fixed Charges	8.08	7.09	7.03	5.34	6.49